

May 24, 2022

Li Guo
Chief Executive Officer
KB Global Holdings Limited
No 3 Building of No 1 Jiali Construction Plaza FL 13
No. 4th Central Road, Futian, Shenzhen
Guangdong Province, 518000, People's Republic of China

> **Re: KB Global Holdings Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 9, 2022**
> **File No. 333-261688**

Dear Ms. Guo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

Amendment No. 3 to Form S-1 filed May 9, 2022

Cover Page

1. We note your revised disclosure in response to comment 5 and partially reissue the comment. It appears that there are clerical errors in your disclosure that "[y]our VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law may prohibit direct foreign investment in the operating companies where exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies." Please revise or advise.

<u>Index to Financial Statements, page F-1</u>

2.   Pursuant to Rule 3-12 of Regulation S-X, please amend your filing to include audited financial statements for your fiscal year ended December 31, 2021. Also, refer to Rule 3-12 of Regulation S-X for information regarding the inclusion of unaudited financial statements for the interim period ended March 31, 2022.

      You may contact Jacob Luxenburg at (202) 551-2339 or David Irving at (202) 551- 3321 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance